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EMBRAER 175 TAKES TO THE AIR
Second Member of Embraer New Family of Commercial Jets Makes Flight Debut

Sao Jose dos Campos, June 14, 2003 - Embraer announced today the maiden flight of the EMBRAER 175, the second member of a family of four new-generation commercial jets specifically designed for markets optimized with 70- to 110-seat equipment. The complete aircraft family is composed of the EMBRAER 170, EMBRAER 175, EMBRAER 190 and EMBRAER 195.

The aircraft, serial number 0014, took off this Saturday from the company's Sao Jose dos Campos facility at 11:50 AM, accompanied by its sibling EMBRAER 170 S/N 007, for a 120 minute flight in which it performed a range of systems validation tests.

"We are very pleased to see another member of the EMBRAER 170/190 family taking to the skies for the first time", said Embraer's President and CEO Mauricio Botelho. "It is another important milestone in our main objective to develop and produce a whole new generation of jetliners for the 70- to 110-seat segment, offering an unparalleled combination of performance, operating economics and passenger comfort, able to meet and exceed the new and challenging requirements of the air transport industry."

The EMBRAER 175's spacious four-abreast cabin can be configured with 78 to 86 seats in single class, as well as with premium seats for dual-class service. The aircraft's double-bubble fuselage ensures maximum passenger comfort and stowage space for longer flights within the EMBRAER 175's 1,800 nm range.

With a 70in/178cm longer fuselage than the EMBRAER170, the new EMBRAER 175 offers approximately 10% more seat & cargo capacity, yet shares a common pilot type rating, a common cockpit, common flying qualities with the fly-by-wire system, and a common engine, the GE CF34-8E.

Mission versatility, operational efficiency and cabin design offered by the new Embraer jet family allow airlines to operate these aircraft in a variety of markets where the 70- to 110-seat jets offer natural growth from traditional regional airplanes, a right-sizing option from larger equipment, as well as a step forward for low cost carriers to enhance their presence in mid-size markets. Embraer's order book for the EMBRAER 170/190 family currently stands at 234 firm orders and 289 options.

Final assembly and outfitting of the second EMBRAER 175 aircraft, S/N 0017, is being carried out at a steady pace. The first EMBRAER 175 aircraft will be used for handling qualities and performance evaluation tests, while the second, set to fly in the coming weeks, will be employed for flutter, buffeting, systems and interior testing.

Regarding the new model's flight development and certification, Luis Carlos Affonso, EMBRAER 170/190 Program Director and Senior Vice-President, Engineering and New Product Development, says: "As a result of the similarity between the two aircraft, the flight test and certification campaign of the EMBRAER 175 will be based on that of the EMBRAER 170. Our efforts will concentrate mainly on performance and flying quality aspects of the EMBRAER 175. Thus, the new aircraft's flight test and certification campaign will be much shorter than its predecessor's."

First in the family, the EMBRAER 170 is completing its flight and certification program and will be delivered to Alitalia this year. The EMBRAER 175 certification is due on the third quarter 2004. Embraer, CTA, JAA and FAA (respectively the Brazilian, European and U.S. certification authorities) technicians have been meeting regularly to discuss aspects of the EMBRAER 175 certification since the very early stages of its development.

Meanwhile, the EMBRAER 170/190 development program progresses at an intense pace. Other relevant facts and milestones are summarized in the following paragraphs.


EMBRAER 170 Certification Nears End
-----------------------------------

The EMBRAER 170 is on the final sprint to certification by Brazil's CTA (Centro Tecnico Aeroespacial). "The seven aircraft participating in the program, including six prototypes and the first production airplane, have successfully completed over 90% of the tasks required for certification", explains Luis Carlos Affonso.

Natural ice tests were completed to satisfaction two weeks ahead of schedule. The flutter campaign was successfully completed. Take-off and landing tests in high-altitude airports were successfully carried out, as well as crosswind take-off and landing tests. Emergency evacuation tests, which are also valid for certification of the EMBRAER 175, have been completed with success.

Among the remaining certification tests currently being conducted are buffeting assessment, final certification evaluation by the CTA of some avionics systems, and Function & Reliability (F&R) tests. Some certification authority system flight checks, as well as extensive operational tests for verification of maturity, are due in the coming weeks.

Finally, the EMBRAER 170 flight simulator developed jointly with Canadian manufacturer CAE is operational, and will soon be used for wind shear certification tests required by the FAA.

EMBRAER 170/190 - The New Family of Commercial Jets
---------------------------------------------------

Embraer has launched and is currently developing an entirely new family of aircraft. Specifically designed for the commercial market, the new line is composed of the EMBRAER 170, EMBRAER 175, EMBRAER 190 and EMBRAER 195 mid-capacity jets - seating respectively 70, 78, 98 and 108 passengers at a generous 32-inch pitch.

Six pre-series 70-seat EMBRAER 170 aircraft, the first model of the Company's new family of commercial jets, are undergoing an intensive certification program. The maiden flight occurred on February 19, 2002 - only 32 months after the official launch of the EMBRAER 170/190 program in June 1999.

Embraer expects its new family of commercial jets will gain a significant share of the growing market for aircraft in the 70- to110-seat segment - mainly due to their superior performance, exceptional cabin comfort and low operating costs. The airplanes are designed with premium-class seating capability, two forward and two aft doors, forward and aft galleys and lavatories, a spacious cabin with ample overhead and under-seat stowage space, and large forward and aft cargo compartments for baggage and freight.

Currently the EMBRAER 170/190 family has 234 firm orders and 289 purchase options from SWISS, Air Caraibes, Alitalia, GECAS, LOT, US Airways and JetBlue.




        [GRAPHIC OMITTED]                          [GRAPHIC OMITTED]


    EMBRAER 175 and EMBRAER 170                 EMBRAER 175 1st takeoff
      on commemorative flyby

Note to Editors
---------------

Embraer (Empresa Brasileira de Aeronautica S.A. - NYSE: ERJ; Bovespa: EMBR3 and EMBR4) is one of the world's leading aerospace companies. With headquarters in Sao Jose dos Campos, state of Sao Paulo, and offices and customer service bases in Australia, China, France, Singapore and the United States, the Company as of March 31, 2003 has a total workforce of 12,407 people. Embraer was Brazil's largest exporter from 1999 to 2001, and second largest in 2002. As of March 31, 2003 Embraer's firm order backlog totaled US$ 7.9 billion and the total backlog, including options, equaled US$ 19.2 billion.

Embraer has 33 years of experience in designing, developing, manufacturing, selling and providing after sales support to aircraft for the global airline, defense and corporate markets.


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This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect the Company's businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among other: general economic, politic and trade conditions in Brazil and in those markets where the Company does business; expectations on industry trends; the Company's investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations.
The words "believe", "may", "is able", "will be able", "intend", "continue", "anticipate", "expect" and other similar terms are supposed to identify potentialities. The Company does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Company expectations.
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Press Offices
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Headquarters                    North America           Europe, Middle East
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